SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

File No. 0-17140

For the month of  August 2010

Tomkins plc

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:

Yes....... No...X....

Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2.  Form 8 (DD) - Tomkins plc

Exhibit 1

This document may contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 2

FORM 8 (DD)

PUBLIC DEALING DISCLOSURE BY A PARTY TO AN OFFER OR PERSON ACTING IN CONCERT (INCLUDING DEALINGS FOR THE ACCOUNT OF DISCRETIONARY INVESTMENT CLIENTS)
Rules 8.1, 8.2 and 8.4 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Identity of the party to the offer or person acting in concert making the disclosure:	THE TOMKINS RETIREMENT AND SAVINGS PLAN
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	FOR AND ON BEHALF OF A PARTICIPANT IN THE TOMKINS RETIREMENT AND SAVINGS PLAN
(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	TOMKINS PLC
(d) Status of person making the disclosure: e.g. offeror, offeree, person acting in concert with the offeror/offeree (specify name of offeror/offeree)	PERSON ACTING IN CONCERT WITH THE OFFEREE, TOMKINS PLC
(e) Date dealing undertaken:	17 AUGUST 2010
(f) Has the party previously disclosed, or is it today disclosing, under the Code in respect of any other party to this offer?	NO If YES, specify which:

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing

Class of relevant security:	$US0.09 ordinary shares
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	92,653.008 ADRs representing 370,612.032 US$0.09 ordinary shares	0.04	-	-
(2) Derivatives (other than options):	-	-	-
(3) Options and agreements to purchase/sell:	-	-	-	-
TOTAL:	370,612.032	0.04	-	-

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b)        Rights to subscribe for new securities (including directors' and other executive options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.         DEALINGS BY THE PERSON MAKING THE DISCLOSURE

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
$US0.09 ordinary shares	Sale	208 ADRs representing 832 US$0.09 ordinary shares	$19.89

(b)        Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Options transactions in respect of existing securities

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

The currency of all prices and other monetary amounts should be stated.

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer or person acting in concert making the disclosure and any other person:
If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer or person acting in concert making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	NO
Supplemental Form 8 (SBL)	NO

(1)
Date of disclosure:
18 August 2010
(2)
Contact name:
Denise Burton
(3)
Telephone number:
0208 877 5137

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at
monitoring@disclosure.org.uk
.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at
www.thetakeoverpanel.org.uk
.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                 By:   Tomkins plc
                                                                                                                                                         (Registrant)

Date:  18 August 2010

                                                                                                                                                 By: /s/ Denise Patricia Burton
                                                                                                                                                    ----------------------------
                                                                                                                                                 Name:  Denise Patricia Burton
                                                                                                                                                 Title:     Company Secretary